EF Hutton,

division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

July 6, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:	Pineapple Financial, Inc
Withdrawal of Acceleration Request - Registration Statement on Form S-1
File No. 333-268636

Ladies and Gentlemen:

Reference is made to our letter filed as correspondence via EDGAR on July 6, 2023, in which we requested the acceleration of the effective date of the above-captioned Registration Statement for 5:00 PM EDT on Thursday, July 6, 2023 or as soon as reasonably practicable thereafter, in accordance with Rule 461 of the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

EF HUTTON division of Benchmark Investments LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal